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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                       Eagle Point Software Corporation
           ---------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
           ---------------------------------------------------------
                        (Title of Class of Securities)


                                   269824108
           ---------------------------------------------------------
                                (CUSIP Number)


                           STEVEN J. DICKINSON, ESQ.
                             Dorsey & Whitney LLP
                             801 Grand, Suite 3900
                             Des Moines, IA 50309
                                (515) 283-1000
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 23, 2001
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 250.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     The Schedule 13D filed with the U.S. Securities and Exchange Commission on
     March 8, 2001 (the "Schedule 13D") by John F. Biver ("Biver"), relating to Common Stock, par value $0.01 per share, of Eagle Point Software Corporation, a Delaware corporation ("Issuer"), is hereby amended to furnish the additional information set forth below. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4. Purpose of Transaction.
------------------------------

     Item 4 is hereby amended to add the following:

          On March 23, 2001, JB LLC and the Issuer entered into a confidentiality agreement (the "Confidentiality Agreement"), effective March 19, 2001. The Confidentiality Agreement contains no standstill provisions. A copy of the Confidentiality Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
----------------------------------------

     Item 7 is hereby supplemented by adding the following Exhibit:

     2. Confidentiality Agreement between JB Acquisitions LLC and Eagle Point Software Corporation, dated March 19, 2001.


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: March 23, 2001               /s/ John F. Biver
                                    -------------------------------
                                    John F. Biver

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